EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

Ratio Excluding Interest on Deposits:
	Years Ended
	2011	2010	2009	2008	2007
Income before income tax expense	$5,384	$4,612	$(77,909)	$(891)	$21,467
Fixed charges	4,216	6,802	9,103	9,633	11,813
Total	$9,600	$11,414	$(68,806)	$8,742	$33,280

Fixed charges

Interest on fed funds purchased and repurchase agreements	$36	$66	$97	$327	$609
Interest on other borrowings	1,979	3,024	5,449	6,717	8,644
Interest on junior subordinated debt	1,335	1,992	1,992	1,993	1,991
Estimated interest component of net rental expense	266	335	490	596	569
Total fixed charges	3,616	5,417	8,028	9,633	11,813
Dividends on preferred stock	600	1,385	1,075	-	-
Fixed charges and preferred stock dividends	$4,216	$6,802	$9,103	$9,633	$11,813

Ratio of Earnings to Fixed Charges and Preferred Dividends (Excluding Interest on Deposits)	2.28	1.68	NM	.91	2.82

Ratio Including Interest on Deposits:
	Year Ended
	2011	2010	2009	2008	2007
Income before income tax expense	$5,384	$4,612	$(77,909)	$(891)	$21,467
Fixed charges	17,717	25,611	32,804	41,888	48,445
	$23,101	$30,223	$(45,105)	$40,997	$69,912

Fixed charges:
Interest on deposits	$13,501	$18,809	$23,701	$32,255	$36,632
Interest on fed funds purchased and repurchase agreements	36	66	97	327	609
Interest on other borrowings	1,979	3,024	5,449	6,717	8,644
Interest on junior subordinated debt	1,335	1,992	1,992	1,993	1,991
Estimated interest component of net rental expense	266	335	490	596	569
Total fixed charges	17,117	24,226	31,729	41,888	48,445
Dividends on preferred stock	600	1,385	1,075	-	-
Fixed charges and preferred stock dividends	$17,717	$25,611	$32,804	$41,888	$48,445

Ratio of Earnings to Fixed Charges (Including Interest on Deposits)	1.30	1.18	NM	0.98	1.44